UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March 2009

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
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(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date March 26, 2009	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

CHANGE OF SUPERVISORS

The Company announces that Ms. Wang Taoying, due to her retirement, and Ms. Yang Jie, due to her relocation of appointment, will no longer be an employee of the Company and thus will no longer serve as the employee representative supervisors of the Company.

The Company further announces that Mr. Yan Taisheng and Mr. Feng Jinxiong have been elected as employee representative supervisors of the fifth session of the supervisory committee of the Company.

The above-mentioned change of supervisors will become effective as of the date of this announcement.

China Eastern Airlines Corporation Limited (the “Company”) announces that Ms. Wang Taoying 王桃英 (“Ms. Wang”), due to her retirement, and Ms. Yang Jie 楊潔 (“Ms. Yang”), due to her relocation of appointment, will no longer be an employee of the Company and thus will no longer serve as the employee representative supervisors of the Company.

Ms. Wang and Ms. Yang respectively confirms that there is no disagreement between her and the board of directors of the Company (the “Board”) and the supervisory committee of the Company and there is no matter relating to her resignation that needs to be brought to the attention of the shareholders of the Company.

The Company further announces that Mr. Yan Taisheng 燕泰勝 (“Mr. Yan”) and Mr. Feng Jinxiong 馮金雄 (“Mr. Feng”) have been elected as employee representative supervisors of the fifth session of the supervisory committee of the Company.

The above-mentioned change of supervisors will become effective as of the date of this announcement.

1

The biographical details of Mr. Yan and Mr. Feng are as follows:

Biographical details of Mr. Yan

Mr. Yan, aged 55, joined the civil aviation industry in 1973. He currently serves as the Vice Chairman of the Labour Union and the Director of the General Office of the Labour Union of the Company. He has served in the Command Centre and the General Office of the Shanghai Civil Aviation Administration Bureau（民航上海管理局）. From 1990 to 1993, he served as the Chief of the Secretarial Section in the General Office of China Eastern Airlines Company. He served as the Manager of Shanghai Civil Aviation Dong Da Industry Company（上海民航東大實業公司）from 1993 to 1998 and was the Deputy Director of the General Office of the Labour Union of the Company from 1998 to 2002. From 2002 to 2005, he served as the Director of General Office of the Labour Union of the Company. He has been the Vice Chairman of the Labour Union and the Director of the General Office of the Labour Union of the Company since 2005. Mr. Yan graduated from East China Normal University（華東師範大學）.

Biographical details of Mr. Feng

Mr. Feng, aged 47, joined the civil aviation industry in 1982. He currently serves as the General Manager of the Audit Department of the Company. He has served in the Planning Department of the Shanghai Civil Aviation Administration Bureau（民航上海管理局）as well as the Planning Department of China Eastern Airlines Company. He served as the Deputy Director of the Planning Department of China Eastern Airlines Company from 1992 to 1997, the Director of the Planning Department of the Company from 1997 to 1998, the Director of the Finance Department of China Eastern Air Holding Company from 1998 to 2000, the Deputy Chief Accountant of China Eastern Air Holding Company from 2000 to 2001, the Manager of the Human Resources Department of the Company from 2001 to 2003, the Party Committee Secretary and Vice President of China Eastern Air Jin Rong Company（東航金戎公司） from 2003 to 2005, the Party Committee Secretary and Deputy General Manager of the Shanghai Security Department of the Company from 2005 to 2007 as well as the President and the Deputy Party Committee Secretary of China Eastern Airlines Wuhan Co., Ltd. from 2007 to 2009. Since February 2009, he has been the General Manager of the Audit Department of the Company. Mr. Feng graduated from Civil Aviation University of China （民航學院） and the Graduate School of the Chinese Academy of Sciences（中國科學院）, holding a master's degree.

Save as disclosed in the above, neither Mr. Yan nor Mr. Feng has held any directorship in the last 3 years in public companies the securities of which are listed on any securities market in Hong Kong or overseas or other major appointments and professional qualifications preceding the date of this announcement, nor has any relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at the date of this announcement, neither Mr. Yan nor Mr. Feng have, and are deemed to have, any interests in any shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

2

As at the date of this announcement, there is no service contract between the Company and each of Mr. Yan and Mr. Feng in respect of the aforesaid appointment as the employee representative supervisor of the Company and neither Mr. Yan nor Mr. Feng is entitled to any remuneration of the Company in respect of the appointment as the employee representative supervisor of the Company. Pursuant to the articles of association of the Company, both the term of service of Mr. Yan and Mr. Feng last from the date of this announcement until the expiry of the term of the fifth session of the supervisory committee of the Company.

Save as disclosed in this announcement, the Company is not aware of any matters in relation to the appointment of each of Mr. Yan and Mr. Feng which are required to be disclosed pursuant to Rules 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and any other matter that need to be brought to the attention of the shareholders of the Company.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The directors of the Company as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Hu Honggao	(Independent Non-executive Director)
Peter Lok	(Independent Non-executive Director)
Wu Baiwang	(Independent Non-executive Director)
Zhou Ruijin	(Independent Non-executive Director)
Xie Rong	(Independent Non-executive Director)

Shanghai, the People’s Republic of China
26 March 2009

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